May 13, 2021

Via EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Kimberly Browning

Re:	BBH Trust (the “Trust”)
Post-Effective Amendment No. 92
(File Nos. 333-129342, 811-21829)

Dear Ms. Browning:

Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) received on April 27, 2021, relating to Post-Effective Amendment No. 92 to the Trust’s Registration Statement on Form N-1A filed on March 10, 2021, pursuant to Rule 485(a) under the Securities Act of 1933, and the Trust’s responses thereto.

1.	Comment: Edgar Filing - Share Class Designations

Please update EDGAR to reflect the designation of the BBH Select Series- Mid Cap Fund’s (the “Fund) two share classes.

Response:	The Fund will update EDGAR to reflect the designation of two share classes- Class I Shares and Retail Class Shares.

2.	Comment: Fee Table

If the Fund is to use short selling as a principal investment strategy, please include it as a separate expense line item. Otherwise, please confirm that any fees associated with short selling will be included in Other Expenses.

Response:	The Fund confirms that it will not use short selling as a principal investment strategy and any fees associated with short selling will be included in Other Expenses.

3.	Comment: Fee Table

Please confirm whether the adviser will recoup any of the fees waived from the Fund.

Response:	The Fund confirms that Brown Brothers Harriman & Co., through a separately identifiable department (the “Adviser”), does not intend to recoup any of the fees waived from the Fund.

4.	Comment: Fee Table

Please confirm whether the Fund anticipates acquired fund fees in excess of one basis point.

Response:	The Fund does not anticipate acquired fund fees in excess of one basis point.

5.	Comment: Principal Investment Strategy

Please update the current disclosure related to domestic versus foreign investing to include a description of the Fund’s allocation strategy and associated risks.

Response:	The Fund does not have a specific allocation strategy between investments in domestic versus foreign investments. Therefore, the Fund respectfully declines to add additional disclosure related to its allocation strategy and associated risks.

6.	Comment: Principal Investment Strategy

Please clarify the Fund’s definition of “foreign investment.” Please also confirm whether the Fund intends to invest in currency or region-based markets, including emerging or frontier markets, as part of its principal investment strategy.

Response:	The Fund has added disclosure defining foreign investments under Items 4 and 9 Principal Investment Strategies. The Fund also confirms that investing in currency or region-based markets, including emerging or frontier markets, is not part of its principal investment strategy.
7.	Comment: Principal Investment Strategies

Please confirm the makeup of the referenced 80% basket as it relates to domestic securities.

Response:	The Fund has added disclosure related to the Fund’s investments in domestic securities.

8.	Comment: Principal Investment Strategies

Please specify what types of American Depository Receipts (“ADRs”) will be used (sponsored or unsponsored) and provide appropriate risk disclosure.

Response:	The Fund may invest in both sponsored and unsponsored ADRs and the “Foreign Investment Risk” disclosure has been updated to include risks associated with ADRs.
9.	Comment: Principal Investment Strategies

Please remove language that is vague and be specific as to the type of investments.

Response:	The Fund confirms that referenced language has been removed from the prospectus and specific references have been included in its place.

10.	Comment: Principal Investment Strategies

Please clarify whether the use of rights and warrants are part of the Fund’s principal investment strategy.

Response:	The Fund confirms that it will not invest in rights and warrants as a principal investment strategy. The Fund has relocated the disclosure to the SAI as applicable.
11.	Comment: Principal Investment Strategies

Please update the ESG disclosure to specify whether ESG criteria are considered by the Adviser when making investment decisions. Please also state whether ESG criteria are weighted more heavily than others.

Response:	The Fund has added the requested disclosure to the Item 9 Principal Investment Strategies. The Fund confirms that ESG criteria are not weighted more heavily than other investment criteria but are considered as part of the overall investment analysis process.

12.	Comment: Principal Investment Strategies

Please confirm whether the Fund or Adviser utilizes an index or a third party when making ESG determinations. If handled directly by the Fund or Adviser, please disclose how ESG determinations are made.

Response:	The Fund confirms that the Adviser will not use an index or third party when making ESG determinations for the Fund. ESG factors are considered, along with a variety of other factors, as part of the Fund’s overall bottom up investment philosophy. Additional disclosure has been incorporated as stated in response to Comment 11.

13.	Comment: ESG Proxy Issues

Please provide disclosure regarding how the Adviser will address ESG proxy issues. Please confirm whether the Fund’s proxy voting policy been updated to include such considerations.

Response:

The Fund confirms that the guidelines used for proxy voting purposes include consideration of environmental, social and governance criteria as one of several factors in the overall proxy voting decisions.

14.	Comment: Principal Investment Strategies

Please clarify ESG criteria by identifying examples that will be used by the Adviser.

Response:	The Fund has added disclosure to the Item 9 Principal Investment Strategies.

15.	Comment: Principal Risks

Please include the risks associated with ESG investing.

Response:	The Fund represents that consideration of ESG factors is one of several factors that the Adviser considers in its overall investment decision. Therefore, the Fund does not believe that there are principal risks to disclose relating to the Adviser’s consideration of ESG factors.

16.	Comment: Principal Risks

Please expand the mid cap risks disclosures.

Response:	The Fund has added disclosure to the “Mid Cap Risk.”

17.	Comment: Principal Risks

Please add a paragraph on growth investments risk.

Response:	The Fund acknowledges the Staff’s comment; however, the Fund is not solely focused on growth investing. The Fund has included additional disclosure related to the growth potential of investments in the “Mid Cap Risk” language.

18.	Comment: Principal Investment Strategies and Risk

Please confirm that all comments regarding the Fund’s principal investment strategies and risk have been addressed in Items 4 and 9.

Response:	The Fund confirms that all comments regarding the Fund’s principal investment strategies and risk have been addressed in Items 4 and 9.

19.	Comment: Notice to Shareholders

Please add a statement as to the amount of notice the Fund will provide shareholders if there is a change in the Fund’s objective.

Response:	The Fund has added the requested statement.

20.	Comment: SAI- Concentrated Portfolio Holding Risk

The Staff is concerned that the use of the term “concentrated” could be misconstrued to mean “concentration” as discussed in Section 8 of the Investment Company Act of 1940 (the “Act”).

Response:	The Fund has replaced the word “concentrated” with “focused.”

21.	Comment: SAI- Concentration Fundamental Investment Policy

In reference to Section 8(b)(1) of the Act, please remove the word “primarily.”

Response:	The Fund has removed the word “primarily”.

22.	Comment: SAI- Investment Policies

With respect to the third bullet of the last paragraph of the section, please include the words “tax exempt” before the reference to municipal securities. Additionally, please confirm how derivatives will be taken into consideration, including how derivatives will be counted against the 25% limitation.

Response:	The Fund acknowledges the Staff’s comment and has added the suggested language and descriptions to the SAI. The Fund also confirms that derivatives will be taken into consideration and are counted against the 25% concentration limitations.

Please contact the undersigned at (617) 772 – 1616 if you have any questions or comments.

Sincerely,

/s/ Suzan Barron
Suzan Barron Secretary, BBH Trust